SECOND AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

Between

NORTHERN LIGHTS FUND TRUST III

and

Newfound Research, LLC

THIS SECOND AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT (the “Second Amendment”) is made and entered into as of July 27, 2017, between Northern Lights Fund Trust III, a Delaware statutory trust (the "Trust"), and Newfound Research, LLC, a Delaware Limited Partnership (the "Adviser") located at 425 Boylston Street. 3rd Floor, Boston, MA 02116.

RECITALS:

WHEREAS, the parties previously entered into that certain Investment Advisory Agreement between Northern Lights Fund Trust III and Newfound Research, LLC, dated as of August 28, 2014, and that certain First Amendment to the Investment Advisory Agreement, dated as of February 16, 2017 (together, the “Agreement”);

WHEREAS, the Adviser has subsequently agreed to revise the structure of its advisory fee to include breakpoints above certain asset levels of each of the Newfound Risk Managed Global Sectors Fund and Newfound Multi-Asset Income Fund;

NOW, THEREFORE, the parties hereto agree as follows:

Appendix A of the Agreement is hereby replaced with the following:

Fund	Portion of Net Assets	Advisory Fee
Newfound Risk Managed Global Sectors Fund	$50 million and less; Greater than $50 million.	1.15% 0.99%
Newfound Multi-Asset Income Fund	$75 million and less; Greater than $75 million and less or equal to $125 million; Greater than $125 million.	1.00% 0.85% 0.75%
Newfound Risk Managed U.S. Sectors Fund	All Assets	0.95%

IN WITNESS WHEREOF, the parties have caused this Second Amendment to be signed by their respective officers thereunto duly authorized as of the date and year first above written.

NORTHERN LIGHTS FUND TRUST III

By: _/s/ Brian Curley_______

Name: Brian Curley

Title: President

Newfound Research, LLC

By: _/s/ Tom Rosedale______

Name: Tom Rosedale

Title: CEO